FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of February, 2022 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - December 2021 Results

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 1 Banco Santander reports attributable profit of €8,124 million for 2021 Underlying profit before tax was €15.3 billion (+65% in constant euros)1, a record high for the group Total customers increased by five million in the year to 153 million supporting a 7% increase in revenues (in constant euros) Madrid, 2 February 2022 - PRESS RELEASE • The group earned €46.4 billion in total revenue in 2021, up 7% year-on-year in constant euros, driven by strong growth in customers (+5 million) and activity across the group’s regions and businesses. • Net operating income increased by 9% year-on-year in constant euros to €25.0 billion, as both lending (+4%) and deposits (+6%) grew strongly. • Underlying profit in Europe and North America was more than double that of same period last year, increasing by 110% and 109% respectively in constant euros, while in South America underlying profit increased by 24%. • The strong growth in digital adoption (76% of all transactions in core banks were through digital channels in 2021 versus 55% in 2019) helped drive improvements in efficiency and customer satisfaction, with the group’s cost-to-income ratio among the best of its peer group at 46.2%, and eight of the group’s markets achieving a top-three net promoter score (NPS). • The bank’s fintech subsidiaries showed significant growth, with Openbank reaching 1.7 million customers across five markets (+80% year-on-year growth outside Spain), doubling the number of granted mortgages and achieving the highest NPS in Spain. PagoNxt increased revenues by 47% in constant euros in 2021 and expects to grow revenues by 50% in 2022. • Provisions were down 37% in constant euros as the group released c.€750 million of the overlay provisions made in 2020. The cost of credit improved further to 0.77% compared to 1.28% in 2020. • These results led to an underlying return on tangible equity (RoTE) of 12.7%, above cost of capital, and a tangible net asset value (TNAV) per share of €4.12, up €0.33 in the year. • The group's fully-loaded CET1 capital was 12.12%. The bank aims to maintain a fully-loaded CET1 of around 12% going forward. • In September, the bank announced an interim distribution from 2021 earnings of c.€1.7 billion, split between a cash dividend of €4.85 cents per share and a €841 million share buyback. This interim distribution is now complete and a final shareholder remuneration from 2021 earnings will be announced in the coming weeks. • In 2022, the bank is targeting mid-single digit growth in revenues, a cost-to-income ratio of around 45%, a RoTE above 13% and a payout ratio of 40%2 of underlying profit. 1 Reconciliation of underlying results to statutory results, available in the Alternative Performance Measures section of the financial report. 2 Longer term, the bank aspires to increase total shareholder remuneration beyond 40%, with around 50% through share buybacks and a growing cash dividend, while maintaining a CET1 FL of ~12%. Implementation of shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 2 Ana Botín, Banco Santander executive chairman, said: “Our 2021 results demonstrate once again the value of our scale and presence across both developed and developing markets, with attributable profit 25% higher than pre-covid levels in 2019. Across all our regions and businesses, we are delivering solid and consistent top-line growth, with the US and UK as standout performers in 2021, and Brazil and Chile the most profitable banks in their peer group. These results are a credit to the hard work of all our team members. The group achieved a record profit before tax of €15.3 billion thanks to disciplined capital allocation, prudent risk management, and further improvements in our efficiency and balance sheet strength, combined with a material increase in customer activity during the year. Our relentless focus and progress on improving the customer experience, is allowing us to serve more customers in more ways, and we have added five million new customers in the last 12 months alone. Through PagoNxt and Digital Consumer Bank we expect to deliver group connectivity, leveraging our global scale, as well as faster growth in customers in the coming years. We are focused on delivering profitable growth in a responsible way, and ESG matters have become even more material for our stakeholders. This is why we have focused our efforts on continuing to support our customers on their transition to a green economy, supporting financial inclusion and empowerment, and ensuring we do things the right way with a long-term vision while also delivering results over the near-term. We are on track to meet our medium-term targets set out in 2019, despite the impact of the pandemic, and aim to achieve a RoTE of over 13%, cost-to-income ratio of around 45% and fully-loaded CET1 of around 12% in 2022. Shareholder distributions are an important focus for Santander and 2021 was the first year that Santander undertook a share buyback as part of our total distributions to shareholders. We aim to maintain a payout ratio of 40%3 of underlying profit in 2022 through both cash dividends and share buybacks.” Underlying income statement(*) EUR million (*) Reconciliation of underlying results to statutory results, available in the Alternative Performance Measures section of the financial report. 3 See footnote 2.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 3 Underlying business performance To best demonstrate a like-for-like comparison of underlying business performance, all variations are year-on-year and in constant euros (i.e. excluding currency movements) unless otherwise stated. Banco Santander achieved an attributable profit of €8,124 million in 2021, which compares to an attributable loss of €8,771 billion in 2020, when the bank made a non-cash adjustment to the valuation of goodwill and deferred tax assets (DTAs). The 2021 attributable profit is 25% higher in current euros than in 2019, before covid. Excluding net charges of €530 million for restructuring costs already announced in Q1 2021, underlying profit for 2021 was €8,654 million, up 78% versus the previous year. In the fourth quarter alone, the bank achieved an attributable and underlying profit of €2,275 million, up 5% versus the previous quarter and the highest underlying profit in a single quarter in the last 12 years. The bank’s strong performance was driven by an activity rebound, with loans and deposits growing 4% and 6% respectively, which led to a solid growth in net interest income and net fee income. There was also an improvement in credit quality, which enabled a normalisation of the level of loan-loss provisions, down 37%. That was partly due to a release of overlay provisions due to the pandemic of c.€750 million, reflecting a general improvement in the economies in which Santander operates and the positive performance of portfolios. Across the group, businesses continued to focus on supporting customers, driving revenue growth, effective net interest income management and cost control. The results illustrate the benefits of Santander’s geographic and business diversification, with its three regions (Europe, North America and South America) making similar contributions to the group’s overall profit. Underlying profit for the year more than doubled in Europe to €3 billion (+110%) and North America to €3.1 billion (+109%), while it grew 24% in South America to €3.3 billion. The Digital Consumer Bank also grew strongly (+16%) to €1.3 billion. Underlying profit before tax reached a record high of €15.3 billion after growing 65% in the year, while tax on profit in the period was €5.1 billion, up 51%, resulting in an effective tax rate of 33%. In terms of revenue, net interest income grew 7% in the year, mainly due to higher average lending and deposit volumes and lower deposit costs. Net interest income growth was particularly strong in the UK (+22%), Brazil (+13%) and Chile (+10%). Net fee income increased 8%, showing an ongoing recovery from the lows in the second quarter of 2020, thanks to growth in higher value-added products. For example, fees from card turnover and points of sale increased +26% and +38%, respectively. Asset management and insurance businesses, as well as Santander Corporate & Investment Banking (Santander CIB), also recorded double-digit growth. Consequently, total revenues grew 7% to €46.4 billion, thanks to increases in all regions and most countries. Net interest income and net fee income make up 95% of the group’s revenue, reflecting the quality of earnings. This, combined with cost control, resulted in a 9% increase in pre-provision profit (net operating income) to €25 billion. For 2022, Santander’s target is to grow revenues mid-single digit. Expenses in real terms decreased 2% due to ongoing cost management, particularly in Europe (-3% in real terms). The bank’s cost-to-income ratio improved to 46.2%, 0.8 percentage points better than the previous year. As a result, the bank remained among the most efficient global banks. Santander continues to further leverage the global

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 4 strength of the group to accelerate its transformation and further increase productivity and efficiency. For 2022, Santander’s cost-to-income target is an improvement of one percentage point to c.45%. The group has provided significant support for customers throughout the pandemic through moratoria, government supported lending and other support measures. At the end of 2021, 99.8% of moratoria had expired. Outstanding moratoria totaled less than €0.2 billion. Customer funds reached a new record (€1.07 trillion, +7%). Deposits climbed 6% to €882 billion due to growth in most countries, and mutual funds increased by 13% to €188 billion, underpinned by net inflows and markets recovery. Lending grew 4% to €962 billion after increases of 3% in Europe and North America, and 12% in South America. In Digital Consumer Bank, new lending grew 10%. Digital adoption continued to gain momentum in the quarter. Santander reached 47.4 million digital customers (+12%) after adding five million in the year. 54% of all group sales were made through digital channels in 2021, up from 44% in 2020. In core banks, 76% of the transactions were through digital channels in the year versus 55% in 2019. Overall, the group now serves 153 million customers worldwide (+5 million in the year). Santander’s ongoing focus on customer loyalty and digital innovation enabled the bank to achieve a top-three position in customer satisfaction in eight countries, according to net-promoter score (NPS) rankings, while also improving operational efficiency. These results led to a return on tangible equity (RoTE) of 11.96% (underlying RoTE, 12.7%), above cost of capital, and an underlying earnings per share (EPS) of €0.47, up 79%. For 2022, Santander’s RoTE target is to be above 13%. The tangible net asset value (TNAV) per share in December 2021 was €4.12 after growing €0.33 in the year. The bank’s balance sheet remains robust. Its non-performing loan ratio fell five basis points year-on-year to 3.16%, and its coverage ratio was 71%. Cost of credit (the ratio of provisions to expected loan losses) was better than expected, improving by 51 basis points (bps) year-on-year to 0.77% due to lower loan-loss provisions. Those provisions in the year totalled €7,436 million, down 37%. Santander’s fully-loaded CET1 capital ratio rose to 12.12% and the group aims to maintain a fully-loaded CET1 of around 12% going forward. Including deductions from the acquisition of SCUSA minority interest, which closed on 31 January 2022, and the announced acquisition of Amherst Pierpont, which is subject to completion, regulatory approval and other conditions, the proforma CET1 would be ~12%. Santander’s phased-in CET1 capital ratio rose to 12.51% at the end of 2021. In late July last year, the European Banking Authority (EBA) published the results of its 2021 EU-wide stress test. According to the results, under the adverse scenario Santander would destroy 240 bps of phased-in CET1 capital compared to an average among peers of almost 480 bps and to an average among all European banks of nearly 500 bps. In addition, in the adverse scenario, the cumulative projections of Grupo Santander's income statement show a profit of almost €1 billion. This makes Santander the only bank among its peers capable of recording a profit under this scenario. In September, the bank announced its shareholder remuneration policy for 2021, which includes a total remuneration of c.40% of the group's underlying profit, split in equal parts between cash dividends and share buybacks, with two payment cycles: an interim distribution in November 2021 and, subject to the appropriate corporate and regulatory approvals, a final distribution in 2022. In line with this policy, in Q4 Santander distributed an interim payment from 2021 earnings of c.€1.7 billion, split between a cash dividend of €4.85 cents per share and

Santander

a €841 million share buyback. This interim distribution is now complete and a final shareholder remuneration from 2021 earnings will be announced in the coming weeks. Longer term, the bank aspires to increase total shareholder remuneration beyond 40%, with around 50% through share buybacks and a growing cash dividend, while maintaining a CET1 FL of ~12%. The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

Santander is committed to supporting the transition to a green economy and recently announced its ambition to be net zero by 2050, and to align its power generation portfolio to the Paris Agreement by 2030. The bank was once again the leading provider of renewable energy project finance globally in 2021 by number of deals, according to Bloomberg Clean Energy index. In 2021 it raised or facilitated the mobilization of €27 billion in green finance, bringing the total to €61 billion since 2019. Santander is committed to raising or facilitating €120 billion in green finance by 2025.

Santander also has the goal to financially empower 10 million individuals by 2025. Since 2019, it has empowered more than seven million. In 2021 alone, it allocated more than €500 million, of which 70% was lent to women entrepreneurs. Santander has supported 1.4 million microentrepreneurs since 2019 in eight Latin American countries (in Chile, Peru and Colombia since 2021).

Market summary (2021 vs 2020)

(To better reflect the local performance of each market, all variations are year-on-year in constant euros unless otherwise and stated on an underlying basis in accordance with IFRS 8. Variations in current euros are available in the financial report.)

The group's geographic and business diversification further enhanced the quality of the bank's results in 2021, with South America contributing 31% of the group's underlying profits, North America contributing 29%, Europe 28%, and the Digital Consumer Bank 12%. The group's global businesses, Santander CIB and Wealth Management & Insurance, also continued to deliver solid growth.

2021 (vs. 2020)	Total customers +3% YoY	Revenue[1] +7% YoY	RoTE[2] +529bps YoY[3]	% of Group's Customer loans[4]	% of Group's underlying profit[5]
Europe	46mn	€16.3bn	9.9%	60%	28%
North America	24mn	€11.0bn	24.6%	14%	29%
South America	63mn	€15.4bn	26.0%	14%	31%
Digital Consumer Bank	19mn	€5.3bn	14.8%	12%	12%

1) YoY changes in constant euros.
2) Adjusted RoTE's: adjusted based on deployed Group's Capital calculated as contribution of RWA's at 12%. Using tangible equity, Europe: 7.4%, North America: 13.1%, South America: 20.3%, Digital Consumer Bank: 14.0%.
3) Underlying RoTE.
4) Gross loans and advances to customers excluding reverse repos as in 2021.
5) Underlying contribution as a % of operating areas and excluding the Corporate Centre as in 2021.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 6 Europe. Underlying profit in Europe jumped 110% to €2,978 million thanks to higher revenues (+11%) and the positive impact of the ongoing cost optimization plans in all countries. Costs decreased 3% in real terms, while loan- loss provisions dropped 32% compared to 2020, which was affected by covid-19 related provisions. The number of digital customers increased by 6% to 16 million. The group is accelerating its ‘One Santander’ business transformation to achieve superior growth and a more efficient operating model. In Spain, underlying profit in 2021 was €957 million, 85% higher than 2020. This strong performance was backed by positive income growth (+3%) and lower costs (-7%). The pick-up in activity seen in the first half of the year among individual customers was consolidated in the rest of 2021. This increase was especially significant in the new residential mortgage lending and consumer, where the bank recovered pre-covid levels, improving the bank’s market share. Loans remained stable year-on-year, with growth in individuals and institutions. Deposits increased by 5% compared to 2020, while mutual funds were 16% higher. In the UK, underlying profit was €1,570 million, four times that of 2020, driven by solid volume growth and lower loan-loss provisions. Costs reduced 1%, reflecting efficiencies derived from the bank’s transformation programme, partly offset by technology investments. Total income was up 18%, with increased net interest income (+22%) driven by higher credit volumes and a reduction in cost of funds. The bank achieved a record in net mortgage lending (€9 billion, +70%) and digital customers increased by 6%. North America. Underlying profit in North America more than doubled in 2021 (+109%) to a record €3,053 million, backed by a 1% increase in revenue and lower provisions due to the improved macroeconomic conditions. Costs rose 3% in real terms, primarily due investments in digitalization, resulting in an efficiency ratio in 45.2%. Customer funds grew 9% in the region, boosted by higher retail and corporate deposits in the US and mutual funds. Loans increased 4% (excluding the effect of a portfolio disposal), driven by overall growth in Mexico, except SMEs, and auto in the US. Digital customers in North America grew by 9% to 6.7 million. In the US, underlying profit was €2,326 million, up 230%, with an increase of 4% in revenues thanks to strong performance in the consumer segment. In July, Santander Holdings USA (SHUSA) announced an agreement to acquire Amherst Pierpont Securities, a leading franchise in the structure products and fixed income business. The acquisition, which remains subject to completion, regulatory approval and other conditions, will reinforce Santander’s product offering, value and distribution capacity in the US. Further, on 31 January 2022, SHUSA completed the acquisition of the outstanding shares of common stock of Santander Consumer USA that it did not already own. The bank is refocusing the US business around its market leading consumer franchise, simplifying the business with a focus on disciplined capital allocation and capturing internal synergies. In Mexico, underlying profit was €835 million, up 8% compared to 2020. This profit was driven by acceleration in lending and customer activity (fee income +6%) and lower loan-loss provisions (-21%). The investments in customer experience and innovative products were reflected in strong growth in customers (+0.7 million) and market share gains. South America. Underlying profit in South America increased by 24% to €3,328 million in 2021, driven by growth in total income (+12%) and lower provisions (-10%). The bank maintained its focus on profitable growth, enhancing digitalization and customer loyalty and controlling costs amid high inflation. Digital customers grew 17% to 23.8 million.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 7 The bank continued to develop joint initiatives between Santander CIB and corporates, deepening relationships with multinational clients, and boosting loyalty and customer acquisition in all countries, especially in Chile and Argentina. Santander also continued to promote financial inclusion in the region, through businesses such as Superdigital and Prospera, the bank’s micro-credit programme in Brazil (708,000 customers), Uruguay and Colombia, and Surgir in Peru, a recently launched microfinance service. In Brazil, underlying profit was €2,325 million, up 21%, backed by higher total income, stable costs and a drop in net loan-loss provisions. In cards, the bank reached a record high in credit turnover and customer acquisition. Increased productivity was reflected in a better efficiency ratio (29.7%). In Chile and Argentina, the group registered a significant rise in underlying profit (+47% and +73%, respectively) due to higher total income and lower provisions. In Argentina, the bank rolled out Superdigital to help financially empower the people who do not have access to the traditional financial system, and also enhanced Getnet's value proposition. Digital Consumer Bank. Santander’s Digital Consumer Bank, the leading consumer finance bank in Europe, achieved an underlying profit of €1,332 million, up 16%, thanks to higher total income (+3%) and lower provisions (-45%). New lending in the year was well above 2020 (+10%) with good growth in the Nordics, UK, Italy or Spain, despite a challenging environment. Germany (€405 million), the UK (€277 million), the Nordic countries (€247 million), France (€145 million) and Spain (€133 million) were the largest contributors to the profit increase. Openbank reached 1.7 million customers across five markets (+80% year-on-year growth outside Spain), doubled the number of granted mortgages and achieved the highest net promoter score in Spain, according to Accenture. The secondary segments 4 , which includes the global businesses Santander CIB and Wealth Management & Insurance, and PagoNxt, had another solid quarter. Santander CIB achieved good performance in all its business lines, with underlying profit increasing by 26% to €2,167 million. Revenue increased by 10% mainly driven by growth in fee income. Its efficiency ratio remained a benchmark in the sector at 40%. The group participated in several significant renewable energy transactions, including the Vineyard Wind 1 operation -the first large-scale offshore wind farm built in the US. Wealth Management & Insurance. The private banking, asset management and insurance businesses also delivered a strong set of results in 2021. The total contribution to the group (including net profit and total generated net fees of taxes) was €2,313 million, up 12%, driven by the higher volume of assets under management (+8%), and growth in fee income (+12%, including fees ceded to the branch network). In private banking, the bank attracted net new money of €11.7 billion, while Santander Asset Management generated cumulative net sales of €8 billion. PagoNxt, Santander’s digital payments platform, increased revenues by 47% in 2021 to €495 million. It serves 1.2 million merchants, more than 8,000 companies and 650,000 consumers. PagoNxt comprises Getnet, One Trade, Payments Hub, Mercury TFS, Superdigital, and has an investment in Ebury. 4 More information in the financial report.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 8 About Banco Santander Banco Santander is one of the largest banks in the world. Its market capitalization at the end of 2021 was €51 billion. It has firm roots in ten core markets in Europe and the Americas with nearly four million shareholders and 197,000 employees who serve 153 million customers.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 9 Key consolidated data (from financial report)

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 10

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 11 Important information Non-IFRS and alternative performance measures This document contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2020. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2020 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on 26 February 2021, as updated by the Form 6-K filed with the SEC on 14 April 2021 in order to reflect our new organizational and reporting structure, as well as the section “Alternative performance measures” of the annex to this Banco Santander, S.A. (“Santander”) Q4 2021 Financial Report, published as Inside Information on 2 February 2022. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Forward-looking statements Banco Santander, S.A. (“Santander”) advises that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this document, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, in addition to others discussed elsewhere in this document, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the COVID-19 pandemic in the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US (5) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crises; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire Group or significant subsidiaries. Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date of this document and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 12 No offer The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this document nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this document is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements about historical performance or accretion must not be construed to indicate that future performance, share price or results (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this document should be taken as a profit forecast. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    2 February 2022 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer